

02019574

UF 3-18-02

UNITED STATES
AND EXCHANGE COMMISSION
Washington D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 12 2002
366

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SEC FILE NUMBER
8- 45379

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   January 1, 2001   AND ENDING   December 31, 2001

                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

     Tradewinds Securities Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

     591 Redwood Highway, Suite 2355

(No. and Street)

Mill Valley,	CA	94941
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY
FIRM ID NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

     Wilson Cheng   (415) 389-4790

                                                         (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

     Harb, Levy & Weiland LLP

(Name – if individual, state, last, first, middle name)

100 Spear Street, 10th Floor	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
APR 04 2002
P THOMSON
FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.*



OATH OR AFFIRMATION

I, **Wilson Cheng**, swear (or affirm) that, to the best of my knowledge and belief the accompany financial statement and supporting schedules pertain to the firm of <u>Tradewinds Securities Corporation</u>, as of <u>December 31, 2001</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
                                    Signature

_____
_____   Title
                Notary Public

This report** contains (check all applicable boxes):

☒	(a)	Facing page.
☒	(b)	Statement of Financial Condition.
☒	(c)	Statement of Operations.
☒	(d)	Statement of Cash Flows
☒	(e)	Statement of Changes in Shareholders' Equity or Partners' or Sole Proprietor's Capital.
☒	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒	(g)	Computation of Net Capital
☒	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☒	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the
		Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods ofconsolidation.
☒	(l)	An Oath or Affirmation.
☐	(m)	A copy of the SIPC Supplemental Report.
☒	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Independent Auditors' Report

Board of Directors
Tradewinds Securities Corporation

We have audited the accompanying statement of financial condition of Tradewinds Securities Corporation (the Company, formerly "Atlas Financial Services, Inc.") as of December 31, 2001, and the related statements of operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tradewinds Securities Corporation as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harb, Levy & Weiland LLP

San Francisco, California
January 25, 2002

Member of NEXIA International, A Worldwide Association of Independent Accounting Firms

100 Spear Street, Tenth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail:hlw@hlwcpa.com   www.hlwcpa.com

Tradewinds Securities Corporation
Statement of Financial Condition
December 31, 2001

Assets

Cash	$ 66,450
Due from affiliate	20,000
Receivable from shareholders	10,685
	$ 97,135

Liabilities and Shareholders' Equity

Liabilities:

Client research payable	$ 20,202
Payable to broker	1,673
Total Liabilities	21,875

Shareholders' Equity:

Common stock, $1 par; 10,000 shares authorized, 1,999 shares issued and outstanding	1,999
Additional paid-in capital	348,508
Accumulated deficit	(275,247)
Total Shareholders' Equity	75,260
	$ 97,135

See Accompanying Notes to Financial Statements

Tradewinds Securities Corporation
Statement of Operations
For the Year Ended December 31, 2001

Revenues:

Administrative research fees	$ 6,510
Commissions	4,207
Interest	2,024
Total Revenues	12,741

Expenses:

Office, administrative and support expenses	17,896
Legal and accounting fees	14,228
Licenses, fees and other	7,840
Travel	2,080
Interest	1,667
Insurance	1,450
Total Expenses	45,161

Net Loss $ (32,420)

See Accompanying Notes to Financial Statements

Tradewinds Securities Corporation
Statement of Changes In Shareholders' Equity
For the Year Ended December 31, 2001

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Shareholders' Equity
Balances at December 31, 2000	$ 1,999	$ 298,533	$ (242,827)	$ 57,705
Capital contributions	-	49,975	-	49,975
Net loss	-	-	(32,420)	(32,420)
Balances at December 31, 2001	$ 1,999	$ 348,508	$ (275,247)	$ 75,260

Tradewinds Securities Corporation
Statement of Changes In Liabilities Subordinated
To Claims of General Creditors
For the Year Ended December 31, 2001

Balance at December 31, 2000	$ 50,000
Payment of subordinated note	(50,000)
Balance at December 31, 2001	$ -

See Accompanying Notes to Financial Statements

Tradewinds Securities Corporation
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash Flows from Operating Activities:

Net loss	$ (32,420)
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease in accounts receivable	330
Decrease in prepaid expenses	1,767
Increase in payable to broker	1,673
Increase in client research payable	15,170
Decrease in due from affiliate	15,000
Increase in receivable from shareholders	(10,685)
Decrease in accrued interest payable	(8,333)
Total adjustments	14,922
Net Cash Used in Operating Activities	(17,498)
Cash Flows from Financing Activities:	
Payment of subordinated note	(50,000)
Capital contributions	49,975
Net Cash Used in Financing Activities	(25)
Net Decrease in Cash	(17,523)
Cash, Beginning of Year	83,973
Cash, End of Year	$ 66,450
Supplemental Disclosure of Cash Flow Information:	
Cash paid for income taxes	$ 800
Cash paid for interest	$ 1,667

See Accompanying Notes to Financial Statements

- 5 -

1.   Summary of Significant Accounting Policies

General

Tradewinds Securities Corporation (the Company), a California corporation, is registered as a fully disclosed broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company functions as a general securities broker-dealer and an administrator of soft dollar credits. The Company changed its name from Atlas Financial Services, Inc. to Tradewinds Securities Corporation effective February 25, 2001.

Cash

The Company maintains its cash account at a bank. The balance in this account may, at times, exceed federally insured limits. The Company has not experienced any losses in such account, and it believes it is not exposed to any significant credit risk on this cash account.

Federal and State Income Taxes

The Company has elected S corporation status for federal and state income tax purposes. As a result, the taxable income or loss of the Company is reported on the individual tax return of its shareholders and any resulting income tax is the obligation of the shareholders. For federal income tax purposes, no income tax is levied at the corporate level; however, for California income tax purposes, a tax of 1.5 % of taxable income is levied at the corporate level. California imposes a minimum tax of $800.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Revenue Recognition

Commission revenue and related expenses arising from securities transactions are recorded on a trade date basis. Administrative research fees are recognized when services are provided in accordance with the terms of related contracts.

2.   Concentration of Credit Risk

A significant part of the Company's administrative research revenue is dependent on two customers, the loss of which could have a material effect on the Company. These customers accounted for all of the Company's administrative research fees revenue for the year ended December 31, 2001.

3.   Capital Contributions

In April 2001, two shareholders made capital contributions totaling $49,975. No new shares were issued for the contribution and the same has been recorded as additional paid-in capital.

4.   Transactions with Related Parties

The Company receives office, administrative and support services from an affiliate, Tradewinds Financial Corporation. The total amount paid during the year for these services was $15,000 and is included in office, administrative and support expenses as shown in the statement of operations.

The Company does not charge a commission for the trades placed by the shareholders. The clearing organization charges commission and clearing expenses for these trades to the Company. In 2001, the Company paid $10,685 for these expenses and is recorded as receivable from shareholders on the statement of financial condition.

5.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $44,575, which was $39,575 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.49 to 1.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: Tradewinds Securities Corporation   as of December 31, 2001

1. Total ownership equity from Statement of Financial Condition		$ 75,260		3480
2. Deduct ownership equity not allowable for Net Capital		( )		3490
3. Total ownership equity qualified for Net Capital		75,260		3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities		$ 75,260		3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C	$30,685	3540		
B. Secured demand note delinquency	$	3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges	$	3600		
D. Other deductions and/or charges	$	3610	(30,685)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 44,575	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings	$	3670		
C. Trading and investment securities:				
1. Exempted Securities	$	3735		
2. Debt securities	$	3733		
3. Options	$	3730		
4. Other securities	$	3734		
D. Undue Concentration	$	3650		
E. Other (List)		3736	( )	3740
10. Net Capital			$ 44,575	3750

OMIT PENNIES

6a: Non-allowable assets

Due from affiliate	$ 20,000
Receivable from shareholders	10,685
Total non-allowable assets	$ 30,685

- 9 -

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART IIA

BROKER OR DEALER: Tradewinds Securities Corporation   as of December 31, 2001

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6 2/3% of line 19)...	$ 1,458	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A).....................................	$ 5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14.	Excess net capital (line 10 less 13)...	$ 39,575	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)....................................	$ 42,387	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition................................	$ 21,875	3790

17. Add:

A.	Drafts for immediate credit................................	$	3800	
B.	Market value of securities borrowed for which no equivalent value is paid or credited................................	$	3810	
C.	Other unrecorded amounts (List)............................	$	3820	$	3830

19.	Total Aggregate indebtedness..	$ 21,875	3840
20.	Percentage of aggregate indebtedness to net capital (line 19÷line 10).....................	49%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)...........	-%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits...	$	3970
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)................................	$	3880
24.	Net capital requirement (greater of line 22 or 23).......................................	$	3760
25.	Excess capital (line 10 or 24)..	$	3910
26.	Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000..............................	$	3920

NOTES:

(A The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement, or
   2. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.
(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.
(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Tradewinds Securities Corporation
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2001

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

Tradewinds Securities Corporation
Information Relating to the Possession
Or Control Requirements Under Rule 15c3-3
December 31, 2001

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the possession and control provision of Rule 15c3-3.

Tradewinds Securities Corporation
Reconciliations Pursuant to Rule 15c3-1 and 15c3-3
December 31, 2001

1. Reconciliation of Computation of Net Capital to Respondent's Computation

The reconciliation between the computation per Schedule I and the respondent's computation
is as follows:

	Net Capital	Aggregate Indebtedness	Percentage
Computation per respondent	$ 44,575	$ 21,875	49%
Computation per Schedule I	44,575	21,875	49%
Differences	$ -	$ -	

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computations

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject
to the reserve requirements of Rule 15c3-3.



Board of Directors
Tradewinds Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Tradewinds Securities Corporation (the Company, formerly "Atlas Financial Services, Inc."), for the year ended December 31, 2001 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member of NEXIA International, A Worldwide Association of Independent Accounting Firms

□

100 Spear Street, Tenth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail:hlw@hlwcpa.com   www.hlwcpa.com

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hart, Levy & Weisinood LLP

San Francisco, California
January 25, 2002

TRADEWINDS SECURITIES CORPORATION

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING SCHEDULES
AND AUDITORS' REPORT

DECEMBER 31, 2001